Exhibit 99.1

Kenon’s Subsidiary OPC Announces Completion of the Acquisition of CPV Power Business

Singapore, January 25, 2021. Kenon Holdings Ltd.’s (NYSE:KEN, TASE:KEN) (“Kenon”) subsidiary OPC Energy Ltd. announced that it has completed the acquisition of Competitive Power Ventures group (“CPV”).

More information on the CPV acquisition is included in Kenon's Reports on Form 6-K furnished on September 29, 2020, October 10, 2020 and January 25, 2021.